                              December 19, 1996

Via Facsimile and EDGAR
-----------------------

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

      Re: 8x8, Inc.
          Registration Statement on Form 8-A

Ladies and Gentlemen:

      On behalf of 8x8, Inc. (the "Company"), we hereby request that the Company's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 22, 1996 be withdrawn immediately. Please direct any comments or suggestions regarding the withdrawal of this filing to Kurt Berney or the undersigned by mail at the above address or by telephone at
(415) 493-9300.

                                        Very truly yours,

                                        WILSON SONSINI GOODRICH & ROSATI
                                        Professional Corporation

                                        /s/ Brett Byers
                                        --------------------------------
                                        Brett Byers


cc: Susann Reilly, Securities and Exchange Commission, Mail Stop 3-5 Jeffrey W. Preusse, National Association of Securities Dealers Sandra L. Abbott
     Kurt Berney
     Caine Moss
     Renee Whitaker Unti